SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated March 16, 2005;
2.	Announcement dated March 30, 2005; and
3.	Announcement dated April 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 25, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING

The Company announces that, on 16 March 2005, the Company held the EGM at which the ordinary resolution set out in the notice of the EGM dated 14 February 2005 was passed.

This announcement is made further to the joint announcement dated 20 January 2005 (the “Joint Announcement”) made by PCCW Limited (the “Company”) and China Network Communications Group Corporation (“China Netcom”) and the circular dated 14 February 2005 (“Circular”) issued and sent by the Company to Shareholders in relation to, among other things, the proposed increase of authorised share capital and the issue of new shares to a wholly-owned subsidiary of China Netcom. Unless otherwise stated, terms defined in the Circular have the same meaning in this announcement.

Results of the Extraordinary General Meeting

The Company is pleased to announce that the ordinary resolution approving the increase of the authorised share capital of the Company to HK$2.5 billion comprising of 10 billion Shares, the grant to the Directors of a specific mandate to allot and issue the Subscription Shares pursuant to and on the terms set out in the Subscription Agreement and the grant of China Netcom’s Anti-Dilution Rights (the “Ordinary Resolution”) was approved by Shareholders at the EGM held on 16 March 2005.

The Ordinary Resolution was approved by way of poll. The vote-taking at the EGM was scrutinized by Computershare Hong Kong Investor Services Limited, the Company’s share registrars. As at the date of the EGM, the issued share capital of the Company was 5,374,320,061 Shares, which was the total number of Shares entitling the Shareholders to attend and vote for or against the Ordinary Resolution. There was no restriction on any Shareholders in relation to the casting of their votes on the Ordinary Resolution at the EGM. The Ordinary Resolution was approved by 2,065,367,043 votes, representing approximately 99.03% of the aggregate Shares held by the Shareholders present and voting in person or by proxy at the EGM. 20,192,799 votes were cast against the Ordinary Resolution, representing approximately 0.97% of the aggregate Shares held by the Shareholders present and voting in person or by proxy at the EGM.

Completion of the Subscription

Completion of the Subscription will take place on the second Business Day after the satisfaction or, where applicable, waiver of the other conditions of the Subscription except those conditions which are required to be satisfied on or as at the date of Completion, or on such other date as the parties agree.

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 16 March 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Director:
Sir David Ford, KBE, LVO

Independent Non-Executive Directors:
 Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, LLB, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Item 2

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

FINAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

The directors (“Directors”) of PCCW Limited (the “Company” or “PCCW”) are pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2004.

•  Profit attributable to shareholders was HK$1,638 million or basic earnings per share of 30.50 HK cents

•  Proposed final dividend of 9.6 HK cents per share

•  Operating costs before depreciation and amortization reduced 10% to HK$5,812 million

•  Net Debt reduced by 10% to HK$26,200 million

•  Achieved significant breakthroughs in regulatory reform

•  Unlocked market value of property assets

•  Established strategic alliance with China Network Communications Group Corporation

AUDITED CONSOLIDATED RESULTS

For the year ended December 31, 2004
(In HK$ million except for earnings/(loss) per share and dividends per share)

	Note	2004	2003

Turnover	2	22,895	22,550
Cost of sales		(10,531)	(8,730)
General and administrative expenses		(8,298)	(9,481)

Operating profit before net gains on investments, provisions
for impairment losses and restructuring costs		4,066	4,339
Gains on investments, net	3	461	407
Provisions for impairment losses		(40)	(2,452)
Restructuring costs		(51)	(38)

Profit from operations	2	4,436	2,256
Finance costs, net		(1,929)	(2,117)
Share of results of jointly controlled companies		(4)	(891)
Share of results of associates		152	65
Impairment losses on interests in jointly controlled companies
and associates		(16)	(4,464)

Profit/(Loss) before taxation	4	2,639	(5,151)

Taxation	5	(981)	(1,165)

Profit/(Loss) after taxation		1,658	(6,316)
Minority interests		(20)	216

Profit/(Loss) for the year attributable to shareholders		1,638	(6,100)

Dividends attributable to the year	6
Interim dividend declared and paid during the year		295	-
Final dividend proposed after the balance sheet date		645	-

		940	-

Earnings/(Loss) per share	7
Basic		30.50 cents	(122.81 cents )

Diluted		30.26 cents	(122.81 cents )

Dividends per share	6
Interim		5.50 cents	N/A

Final		9.60 cents	N/A

AUDITED CONSOLIDATED BALANCE SHEET

As at December 31, 2004
(In HK$ million)

	Note	2004	2003

ASSETS AND LIABILITIES
Non-current assets
Fixed assets		20,246	21,540
Properties held for/under development	8	6,082	3,774
Goodwill		960	933
Intangible assets		1,266	1,350
Interest in jointly controlled companies		1,227	33
Interest in associates		647	488
Investments		419	638
Net lease payments receivable		287	377
Deferred tax assets		38	-
Other non-current assets		272	390

		31,444	29,523

Current assets
Properties under development	8	469	297
Sales proceeds held in stakeholders’ accounts	9	4,418	2,402
Restricted cash	10	904	2,701
Prepayments, deposits and other current assets		1,762	1,653
Inventories		470	537
Amounts due from related companies		4	105
Other investments		313	323
Investment in unconsolidated subsidiaries		51	-
Accounts receivable, net	11	1,639	1,571
Cash and cash equivalents		3,494	5,535

		13,524	15,124

Current liabilities
Short-term borrowings	12	(9,031)	(160)
Accounts payable	13	(932)	(1,377)
Accruals, other payables and deferred income	14	(6,617)	(4,645)
Provisions	15	(1,584)	(1,870)
Amounts due to related companies		(366)	(415)
Gross amounts due to customers for contract work		(5)	-
Advances from customers		(1,052)	(1,158)

Taxation		(1,080)	(1,074)

		(20,667)	(10,699)

Net current (liabilities)/assets		(7,143)	4,425

Total assets less current liabilities		24,301	33,948

Non-current liabilities
Long-term liabilities		(20,663)	(34,506)
Amounts due to minority shareholders of subsidiaries		(11)	(11)
Deferred tax liabilities		(2,613)	(3,026)
Deferred income		(9)	(14)
Defined benefit liability		(317)	(446)
Provisions	15	(4,884)	(1,941)
Other long-term liabilities		(704)	(1,540)

		(29,201)	(41,484)

Net liabilities		(4,900)	(7,536)

		2004	2003
REPRESENTING:
Share capital		1,344	1,343
Deficit		(8,060)	(9,182)

Shareholders’ deficit		(6,716)	(7,839)
Minority interests		1,816	303

		(4,900)	(7,536)

NOTES:

1.	BASIS OF PREPARATION

The accounting policies adopted in preparing these audited consolidated financial statements are consistent with those followed in preparing the Group’s annual financial statements for the year ended December 31, 2003, except that investment in certain subsidiaries acquired and held exclusively with a view to the subsequent disposal in the near future has been accounted for as other investments and stated at fair value.

2.	SEGMENT INFORMATION

An analysis of turnover and profit from operations of the Group by business and geographical segments is set out below:

		Turnover		Profit/(Loss) from operations
		2004	2003	2004	2003
		HK$ million	HK$ million	HK$ million	HK$ million
(a)	Business segments:

	Telecommunications Services (“TSS”)	15,227	16,572	4,621	5,156
	Business eSolutions	2,701	2,326	(63)	(148)
	Infrastructure	5,863	4,600	1,319	102
	Others	372	426	(635)	(2,317)
	Elimination	(1,268)	(1,374)	-	-

		22,895	22,550	5,242	2,793
	Other corporate expenses net of other income	-	-	(806)	(537)

		22,895	22,550	4,436	2,256

(b)	Geographical segments:
	Hong Kong Special Administrative Region (“Hong Kong”)	21,105	21,172
	Mainland China (excluding Hong Kong) and Taiwan	1,468	948
	Others	322	430

		22,895	22,550

3.	GAINS ON INVESTMENTS, NET
	2004	2003
	HK$ million	HK$ million

Net unrealized holding (losses)/gains on other investments	(25)	8
Net realized gains from disposals of investments in jointly controlled companies and associates,
investment securities and other investments	22	103
Provision for impairment of investments	(187)	(258)
Amortization of premium received from equity options	5	12
Gain on termination and amendment of the terms of cross currency swap contracts	-	532
Gain on deemed disposal of interest in subsidiaries (note (a))	72	-
Gain on disposal of shares of Pacific Century Premium Developments Limited (“PCPD”), net
of expenses (note (b))	563	-
Dividend income	11	10

	461	407

(a)	In respect of the reverse acquisition of Dong Fang Gas Holdings Limited (“DFG”), subsequently renamed Pacific Century Premium Developments Limited, a company incorporated in Bermuda and whose shares are listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), effective May 10, 2004, the Group recorded a deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004. In addition, on October 28, 2004, Asian Motion Limited (“Asian Motion”), a wholly-owned subsidiary of the Company, agreed to sell, through Lehman Brothers Asia Limited, 118,000,000 PCPD shares at a price of HK$2.18 per PCPD share. On the same date, Asian Motion also entered into a subscription agreement with PCPD for the subscription of 118,000,000 new PCPD shares at the price of HK$2.18 per PCPD share. The net proceeds from the subscription were used for general working capital purposes. As a result, the Group recorded another deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004.

(b)	On April 30, 2004, the Company and Asian Motion agreed to sell, through Citigroup Global Markets Hong Kong Futures and Securities Limited, 237,000,000 PCPD shares at a price of HK$2.65 per PCPD share. The Group’s gain (net of expenses) from the share placing was approximately HK$252 million for the year ended December 31, 2004 and the net proceeds were used for the general working capital purposes of Asian Motion. In addition, on November 30, 2004, Asian Motion agreed to sell, through Deutsche Bank AG, Hong Kong Branch, 450,000,000 PCPD shares at a price of HK$2.48 per PCPD share. The Group’s gain (net of expenses) from this disposal was approximately HK$311 million for the year ended December 31, 2004 and the net procceds were used for general corporate purposes.

4.	PROFIT/(LOSS) BEFORE TAXATION

Profit/(Loss) before taxation is stated after crediting and charging the following:
	2004	2003
	HK$ million	HK$ million
Crediting:
Revenue from properties sold	5,415	4,111
Dividend income from
- listed other investments	-	2
- unlisted investment securities	11	8
Gain on disposal of fixed assets	56	-
Charging:
Cost of sales, excluding properties sold	5,866	4,779
Cost of properties sold	4,665	3,951
Depreciation	2,379	2,674
Amortization of goodwill and intangible assets	163	214
Loss on disposal of fixed assets	-	145
Interest expense on borrowings	1,832	2,003
Staff costs	2,903	3,150

5.	TAXATION
	2004	2003
	HK$ million	HK$ million
The Company and subsidiaries:
Hong Kong profits tax	970	1,212
Provision/(Reversal of provision) for overseas tax	10	(64)

	980	1,148
Associates and jointly controlled companies:
Hong Kong profits tax	1	17

	981	1,165

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%, except for certain subsidiaries having an accounting year end date of March 31) on the estimated assessable profits for the year. For those subsidiaries having an accounting year end date of March 31, the applicable tax rate of 16% was used on the estimated assessable profits for the first three months of 2003 while 17.5% was used on the estimated assessable profits for the rest of 2003. Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

6.	DIVIDENDS
	2004	2003
	HK$ million	HK$ million

Interim dividend declared and paid of 5.5 HK cents per ordinary share (2003: Nil)	295	-
Final dividend proposed after the balance sheet date of 9.6 HK cents per ordinary share	645	-
(2003: Nil)
	940	-

The final dividend proposed after the balance sheet date has already taken into account 1,343,571,766 new shares to be issued pursuant to the subscription agreement on January 19, 2005 with China Network Communications Group Corporation and China Netcom Group Corporation (BVI) Limited and has not been recognized as a liability as at the balance sheet date. Please refer to note 16(a) for details of the subscription agreement.

7.	EARNINGS/(LOSS) PER SHARE

The calculations of basic and diluted earnings/(loss) per share are based on the following data:
	2004	2003
	HK$ million	HK$ million

Earnings/(Loss) (in HK$ million)
Earnings/(Loss) for the purpose of basic earnings/(loss) per share	1,638	(6,100)
Interest on convertible bonds	23	-

Earnings/(Loss) for the purpose of diluted earnings/(loss) per share	1,661	(6,100)

Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings/(loss)
per share	5,369,998,643	4,967,178,732
Effect of dilutive potential ordinary shares	118,793,037	-

Weighted average number of ordinary shares for the purpose of diluted earnings/(loss) per share	5,488,791,680	4,967,178,732

The weighted average number of ordinary shares in 2003 for the purposes of calculating the basic and diluted loss per share has been retrospectively adjusted for the five-to-one share consolidation which took place in January 2003.

8.	PROPERTIES HELD FOR/ UNDER DEVELOPMENT
	2004	2003
	HK$ million	HK$ million

Properties held for development	3	3

Properties under development (note (a))	6,548	4,068
Less: Properties under development classified as current assets	(469)	(297)

	6,079	3,771

Total	6,082	3,774

(a)	Pursuant to an agreement dated May 17, 2000 entered into with The Government of Hong Kong (the “Government”) (“Cyberport Project Agreement”), the Group was granted an exclusive right and obligation to design, develop, construct and market the Cyberport project at Telegraph Bay on the Hong Kong Island. The Cyberport project consists of commercial and residential portions. The completed commercial portion was transferred to the Government at no consideration. The associated costs incurred have formed part of the development costs of the residential portion. Pre-sales of the residential portion of the Cyberport project commenced in February 2003.

9.	SALES PROCEEDS HELD IN STAKEHOLDERS’ ACCOUNTS

The balance represents proceeds from the sale of the residential portion of the Cyberport project retained in bank accounts opened and maintained by stakeholders which will be transferred to specific bank accounts, which are restricted in use as described in note 10 below, pursuant to certain conditions and procedures as stated in the Cyberport Project Agreement.

10.	RESTRICTED CASH

Pursuant to the Cyberport Project Agreement, the Group has a restricted cash balance of approximately HK$903 million as at December 31, 2004 (2003: HK$2,701 million) held in specific bank accounts. The uses of the funds are specified in the Cyberport Project Agreement. The remaining HK$1 million as at December 31, 2004 (2003: Nil) represented a bank deposit placed by an indirect subsidiary of the Company as a security for a banking facility granted to that subsidiary of the Company.

11.	ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable is set out below:

	2004	2003
	HK$ million	HK$ million

0 - 30 days	1,055	1,125
31 - 60 days	253	206
61 - 90 days	108	88
91 - 120 days	88	64
Over 120 days	327	276

	1,831	1,759
Less: Provision for doubtful debts	(192)	(188)

	1,639	1,571

The normal credit period granted by the Group ranges from 18 days to 30 days from the date of invoice.

12.	SHORT-TERM BORROWINGS

Included in short-term borrowings as at December 31, 2004 primarily were the amended US$54 million 5% mandatory convertible note due 2005 issued to Telstra Corporation Limited (“Telstra”) and the US$1,100 million 3.5% guaranteed convertible bonds due 2005, which were included in “Long-term liabilities” in the consolidated balance sheet as at December 31, 2003. The total balance of these two note and bonds as at December 31, 2004 was HK$9,017 million (2003: HK$8,983 million).

13.	ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	2004	2003
	HK$ million	HK$ million

0 - 30 days	636	886
31 - 60 days	67	130
61 - 90 days	22	88
91 - 120 days	41	44
Over 120 days	166	229

	932	1,377

14.	ACCRUALS, OTHER PAYABLES AND DEFERRED INCOME

Included in accruals, other payables and deferred income as at December 31, 2004 was the accrued redemption premium relating to the US$1,100 million 3.5% guaranteed convertible bonds due 2005, which were included in “Other long-term liabilities” in the consolidated balance sheet as at December 31, 2003. The balance as at December 31, 2004 was HK$1,410 million (2003: HK$1,065 million).

15.	PROVISIONS
		2004
	Payment to the Government	Others	Total
	(note (a))
	HK$ million	HK$ million	HK$ million

Beginning of year	3,680	131	3,811
Additional provisions made	-	11	11
Additional provisions included within properties under development	4,375	-	4,375
Provisions settled	(1,675)	(54)	(1,729)

End of year	6,380	88	6,468
Less: Amounts classified as current liabilities	(1,496)	(88)	(1,584)

	4,884	-	4,884

(a)	Pursuant to the Cyberport Project Agreement, the Government shall be entitled to receive payments of surplus cashflow arising from the sales of the residential portion of the Cyberport project, net of certain allowable costs incurred on the project, as stipulated under certain terms and conditions of the Cyberport Project Agreement. Provision for payment to the Government is included within properties under development as the amount is considered as part of the development costs of the Cyberport project. The provision is based on estimated sales proceeds of the residential portion and the estimated development costs of the Cyberport project. The estimated amount to be paid to the Government during the forthcoming year is classified as current liabilities.

16.	POST BALANCE SHEET EVENTS

(a)	On January 19, 2005, China Network Communications Group Corporation (“China Netcom Group”), a state-owned enterprise established under the laws of the People’s Republic of China (“PRC”), and China Netcom Group Corporation (BVI) Limited (“CNC (BVI)”), a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of China Netcom Group, entered into a conditional subscription agreement (the “Subscription Agreement”) with the Company. Pursuant to the Subscription Agreement, the CNC (BVI) conditionally agreed to subscribe for 1,343,571,766 new ordinary shares of the Company of HK$0.25 each at a price of HK$5.90 per share (the “Subscription”), representing approximately 20% of the Company’s issued share capital as enlarged by the allotment and issue of the subscription shares. Under the terms of the Subscription Agreement, China Netcom Group has been granted certain rights, including the right to nominate three Directors and China Netcom Group’s anti-dilution rights. The proceeds of the Subscription are approximately HK$7,927 million (before deduction of expenses). Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5,000 million of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group’s debt and general corporate purposes. The Subscription Agreement and related matters were approved by the Company’s shareholders pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005.

(b)	On February 24, 2005, the Company elected to convert Tranche A of the convertible note with the principal amount of HK$1,170 million, which was issued by PCPD to the Company on May 10, 2004 in respect of the reverse acquisition of DFG, into new shares of PCPD of HK$0.10 each at HK$2.25 per PCPD share. Upon the exercise of conversion rights by the Company effective March 1, 2005, PCPD allotted and issued 520,000,000 new PCPD shares to Asian Motion (as directed by the Company), which rank pari passu in all respects with the existing shares of PCPD. Immediately after the conversion and as at the date of this announcement, the Company holds an equity interest of approximately 61.66% in the issued share capital of PCPD.

(c)	Pursuant to the property sale and purchase agreement dated December 21, 2004 between Partner Link Investments Limited (“Partner Link”), an indirect wholly-owned subsidiary of PCPD, and an independent third party purchaser, the disposal by Partner Link of PCCW Tower, the Group’s headquarters in Hong Kong, was completed on February 7, 2005 such that the entire cash consideration of HK$2,808 million was all received by Partner Link and the assignment of PCCW Tower to the purchaser was completed on February 7, 2005. Taking into account the adoption of Hong Kong Accounting Standard 40 “Investment Property”, which is effective for accounting periods beginning on or after January 1, 2005, and the related transitional provisions, the disposal is estimated to realize a gain of approximately HK$17 million to the Group.

MANAGEMENT REVIEW

Consolidated revenue of the Group for the year ended December 31, 2004 increased by 2% to HK$22,895 million and profit attributable to shareholders was HK$1,638 million compared to a loss of HK$6,100 million in the prior year.

The increase in revenue was attributable in part to the higher revenue contribution from the Group’s Unihub business and continuing broadband growth. The Group’s property flagship, PCPD, recorded a significantly higher level of Bel-Air sales in 2004 as it continued to benefit from the rising property market prices in Hong Kong.

Competition in the Hong Kong telecommunications market continued to be substantial. The increase in total revenue was partially offset by a reduction in revenue contribution from certain traditional telecommunications services primarily due to a reduction in the overall number of direct exchange lines in service operated by the Group, and significant downward pricing pressure in the traditional local data and international telecommunications markets.

Despite the fierce competition in the local telecommunications market, the innovative products and services introduced by the Group in prior years have proven to be successful in stabilizing the core business.

New Generation Fixed Line (“NGFL”) services, launched in July 2003 as a defensive tool for the Group’s fixed line business, helped to effectively reduce net line loss from 359,000 to 212,000 on a year-on-year basis.

now Broadband TV, on the other hand, has achieved critical mass with 361,000 services installed since its launch in September 2003. Not only did the new pay-TV product solidify NETVIGATOR’s position as the premium broadband service provider, but it has also become the second largest pay-TV service provider in the Hong Kong market.

The need to campaign for regulatory policy reform was at the top of management’s agenda in 2004 and significant success has been achieved. A Government decision was made in July 2004 to phase out Type II Interconnection, the policy of compulsory interconnection to the Group’s local loop network by second network operators in Hong Kong, by June 2008.

Further in January 2005, the Office of the Telecommunications Authority (“OFTA”) issued a new fixed carrier licence to PCCW-HKT Telephone Limited (“HKTC”) under which the Group no longer has to obtain prior approval of tariff revisions from OFTA, but merely notifies the regulator one day before the changes become effective. Management believes these regulatory changes will give rise to a more level playing field and enable the Group to react to market challenges more flexibly.

Unlocking the property value within the Group, the transaction to establish PCPD as a separately listed company on the Stock Exchange was completed on May 10, 2004. PCPD has since become the flagship property subsidiary of the Group. Its performance in the past year has benefited from the favorable property market conditions.

Beyond Hong Kong, the Group has made significant progress in laying the foundation for future growth by actively negotiating with China Netcom Group on possible forms of cooperation. China Netcom Group has agreed to pay approximately HK$7.9 billion (approximately US$1 billion) in cash for a 20% stake in the enlarged issued share capital of the Company, or 1,343,571,766 new shares in PCCW at HK$5.90 per share.

Further afield, the Group soft launched its high-speed wireless broadband access service, UK Broadband, in the United Kingdom (“UK”) in May 2004. Sign-up rate and customer feedback have been encouraging. Management continued to monitor closely the technological and regulatory development in the UK and planned to extend the roll-out on an incremental and managed basis.

Management is pleased that the capital reduction was completed in August last year, thus enabling the Company to pay dividends. An interim dividend of 5.5 HK cents per ordinary share was paid in November 2004. The Board of Directors has recommended a final dividend of 9.6 HK cents per share for the year ended December 31, 2004, subject to the approval of the shareholders of the Company at the forthcoming annual general meeting.

The Group continued to exercise cautious cost control and saved 10% in total operating costs before depreciation and amortization by streamlining certain loss-making businesses, increasing corporate overhead efficiency and implementing structural improvements.

De-leveraging remained as one of the Group’s key financial priorities. Net Debt1 at the end of 2004 reduced by 10% to HK$26,200 million.

Note 1: Net Debt refers to short-term and long-term borrowings minus cash and cash equivalents.

FINANCIAL REVIEW BY SEGMENTS

For the year ended December 31, HK$ million	2004			2003			Better/ (Worse)
	H1	H2	Full Year	H1	H2	Full Year	y-o-y
Revenue
Telecommunications Services (“TSS”)	7,496	7,731	15,227	8,386	8,186	16,572	(8)%
Business eSolutions[2]	1,312	1,389	2,701	1,141	1,185	2,326	16%
Infrastructure	2,321	3,542	5,863	1,697	2,903	4,600	27%
Infrastructure (ex. Bel-Air)	225	223	448	250	239	489	(8)%
Bel-Air	2,096	3,319	5,415	1,447	2,664	4,111	32%
Others	194	178	372	165	261	426	(13)%
Elimination	(597)	(671)	(1,268)	(663)	(711)	(1,374)	8%

Total Revenue	10,726	12,169	22,895	10,726	11,824	22,550	2%

Cost of sales	(4,536)	(5,995)	(10,531)	(3,675)	(5,055)	(8,730)	(21)%
Operating costs before depreciation and amortization	(3,012)	(2,800)	(5,812)	(3,189)	(3,259)	(6,448)	10%
EBITDA[3]
TSS	3,294	3,437	6,731	4,276	4,015	8,291	(19)%
Business eSolutions[2]	72	16	88	80	(35)	45	96%
Infrastructure	358	416	774	143	118	261	197%
Infrastructure (ex. Bel-Air)	145	79	224	142	108	250	(10)%
Bel-Air	213	337	550	1	10	11	>500%
Others	(546)	(495)	(1,041)	(637)	(588)	(1,225)	15%

Total EBITDA	3,178	3,374	6,552	3,862	3,510	7,372	(11)%

Group EBITDA Margin	30%	28%	29%	36%	30%	33%	(4)%

EBITDA Margin (ex. Bel-Air)	34%	34%	34%	42%	38%	40%	(6)%

Depreciation and amortization	(1,260)	(1,282)	(2,542)	(1,432)	(1,456)	(2,888)	12%
Gain/(Loss) on disposal of fixed assets	75	(19)	56	(72)	(73)	(145)	N/A

Operating profit before net gains on investments, provisions for impairment losses and restructuring costs	1,993	2,073	4,066	2,358	1,981	4,339	(6)%

Note 2	Business eSolutions included IT business provided under Unihub, retail business broadband and the Group’s directories businesses.

Note 3	EBITDA represents earnings before interest, taxation, depreciation, amortization, gain/loss on disposal of fixed assets, net gains on investments, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates, other income and the Group's share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with accounting principles generally accepted in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to similarly titled measures of other companies.

OPERATING DRIVERS	2004		2003		Better/ (Worse)
	H1	H2	H1	H2	y-o-y

Exchange lines in service (‘000)	2,662	2,567	2,933	2,779	(8)%
Business lines (‘000)	1,175	1,144	1,266	1,236	(7)%
Residential lines (‘000)	1,487	1,423	1,667	1,543	(8)%
Fixed line market share	70%	68%	77%	73%	(5)%
Business lines	71%	69%	75%	73%	(4)%
Residential lines	70%	67%	78%	73%	(6)%
New Generation Fixed-Line (“NGFL”) sign-ups (‘000)	849	969	-	655	48%
now Broadband TV installed (‘000)	269	361	-	147	146%
Total broadband access lines (‘000)	753	796	629	703	13%
(Consumer, business and wholesale customers)
Retail consumer broadband subscribers (‘000)	558	660	460	517	28%
Retail business broadband subscribers (‘000)	68	74	58	63	17%
Consumer narrowband subscribers (‘000)	160	148	196	175	(15)%
Traditional data (Exit Gbps)	211	234	181	190	23%
Retail International Direct Dial (“IDD”) minutes[4] (‘M mins)	661	722	596	630	13%
International Private Leased Circuit (“IPLC”) bandwidth (Exit Mbps)	4,822	6,020	1,265	1,592	278%

Note 4	Year-on-year percentage change was based on total IDD minutes for the year.

TSS

The table below sets out the financial performance of TSS for the years ended December 31, 2004 and 2003:

For the year ended December 31, HK$ million	2004			2003			Better/ (Worse)
	H1	H2	Full Year	H1	H2	Full Year	y-o-y

Local Telephony Services	2,686	2,617	5,303	3,071	2,953	6,024	(12)%
Local Data Services	2,164	2,222	4,386	2,234	2,162	4,396	0%
International Telecommunications Services	1,176	1,209	2,385	1,536	1,434	2,970	(20)%
Other Services	1,470	1,683	3,153	1,545	1,637	3,182	(1)%

TSS Revenue	7,496	7,731	15,227	8,386	8,186	16,572	(8)%

Cost of sales	(2,006)	(2,268)	(4,274)	(1,859)	(1,929)	(3,788)	(13)%
Operating costs before depreciation and amortization	(2,196)	(2,026)	(4,222)	(2,251)	(2,242)	(4,493)	6%
TSS EBITDA	3,294	3,437	6,731	4,276	4,015	8,291	(19)%

TSS EBITDA Margin	44%	44%	44%	51%	49%	50%	(6)%

During 2004, TSS continued to actively manage its business and operations in response to the challenging operating, competitive and regulatory environment in Hong Kong’s telecommunications market. The unit continued to improve its innovative products including NGFL services, now Broadband TV and PCCW Convergence. The Group’s investments in value-added services, data transmission services and broadband services, and its quality of service are seen as key differentiators against competitors.

TSS revenue for the year ended December 31, 2004 decreased 8% to HK$15,227 million due to the continuing fierce competition in the Hong Kong telecommunications market.

Local Telephony Services. Revenue from local telephony services for the year ended December 31, 2004 decreased 12% year-on-year to HK$5,303 million.

This primarily reflected a reduction in the overall number of direct exchange lines in service operated by the Group as a result of the competition from other network operators, and substitution by broadband access lines and wireless telecommunications services. Certain interconnection fees were lower due to a rate reduction as determined by OFTA effective October 2003.

The Group continued to launch various marketing programmes to retain and win-back fixed line customers. Functionalities of NGFL services have been enhanced and 969,000 lines were signed up by the end of 2004. Net line loss reduced from 359,000 to 212,000 on a year-on-year basis.

According to industry statistics provided by OFTA and the Group’s estimate, the total number of direct exchange lines in the fixed line market contracted by 1.1% in 2004 (2003: 0.6%) . At the end of 2004, the Group operated approximately 2,567,000 direct exchange lines with overall market share at 68%.

Local Data Services. Local data services revenue for the year ended December 31, 2004 declined marginally year-on-year to HK$4,386 million. Total broadband access lines continued to grow by 13% to 796,000 as at December 31, 2004 while 361,000 now Broadband TV services were installed. Increase in broadband and now Broadband TV revenue counter-balanced the decline in revenue due to severe pricing pressure in the provision of local area and wide area (LAN and WAN) corporate networks, and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers.

International Telecommunications Services. International telecommunications services revenue for the year ended December 31, 2004 decreased 20% year-on-year to HK$2,385 million. This market segment continued to experience competitive decrease in retail prices while traffic volume rose strongly. IPLC bandwidth sold increased to 6,020 Mbps while retail outgoing IDD traffic increased 13% to 1,383 million minutes. Unit prices of IPLC, IDD and other international data products were lower than those in 2003, which were in line with the global market trend. Delivery fee revenue also dropped due to a rate reduction as determined by OFTA effective June 2004.

Other Services. Other services revenue for the year ended December 31, 2004 decreased 1% year-on-year to HK$3,153 million. The decline in customer premise equipment sales revenue was partially offset by an increase in technical consultancy and network operation outsourcing services revenue generated by Cascade.

Business eSolutions (including Unihub)

The table below sets out the financial performance of Business eSolutions for the years ended December 31, 2004 and 2003:

For the year ended December 31, HK$ million	2004	2003	Better/ (Worse)
			y-o-y

Unihub	1,865	1,525	22%
Retail business broadband	547	530	3%
Directories	289	271	7%

Business eSolutions Revenue	2,701	2,326	16%

Business eSolutions EBITDA	88	45	96%

Business eSolutions revenue for the year ended December 31, 2004 increased 16% to HK$2,701 million primarily due to a more significant revenue contribution from Unihub, including the business from Unihub China Information Technology Company Limited, the Company's subsidiary co-owned with China Telecommunications Corporation (“China Telecom”) established in 2003.

Infrastructure

Infrastructure revenue for the year ended December 31, 2004 increased 27% to HK$5,863 million, primarily representing the contribution from PCPD. The surge in revenue reflected strong sales of Bel-Air luxury apartments. Average selling price was higher in 2004 riding on more favorable property market conditions.

On May 10, 2004, a majority of the property interests previously held by the Group were transferred to a separately listed company, Dong Fang Gas Holdings Limited, which was subsequently renamed to Pacific Century Premium Developments Limited. Management believed that the transaction would unlock the value of the Group’s property portfolio, provide a separate platform to pursue new property development projects and create additional value for PCCW’s shareholders. As at December 31, 2004, the Company had sold down its interest in PCPD to approximately 51.07% .

Subsequent to the year end, the Company converted the Tranche A Note of the Convertible Notes (as defined in the shareholder circular of the Company dated March 26, 2004) effective March 1, 2005. Its stake in PCPD was then raised to approximately 61.66% .

For more information about the performance of the Infrastructure segment, please refer to the 2004 annual results of PCPD released on March 30, 2005.

Others and Elimination

Other revenue primarily included revenue from the Group’s businesses in Taiwan and Japan. The Group continued to streamline certain loss-making businesses including the gaming business in Japan. Thus, other revenue decreased 13% to HK$372 million.

Elimination of HK$1,268 million predominantly relates to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between the Group's business units.

COSTS

Total cost of sales for the year ended December 31, 2004 increased 21% to HK$10,531 million due to a higher cost of properties sold in relation to the Cyberport project, an increase in cost of sales in relation to Unihub business in mainland China, including the Group’s subsidiary co-owned with China Telecom, and an increase in marketing and customer acquisition costs of new products and services, such as now Broadband TV and NGFL services.

For the year ended December 31, HK$ million	2004	2003	Better/ (Worse)
			y-o-y

Staff costs	2,903	3,150	8%
Repair and maintenance	358	423	15%
Other operating costs	2,551	2,875	11%

Total operating costs before depreciation and amortization	5,812	6,448	10%
Depreciation and amortization	2,542	2,888	12%
(Gain)/Loss on disposal of fixed assets	(56)	145	N/	A

General and administrative expenses	8,298	9,481	12%

The Group achieved 10% savings in total operating costs before depreciation and amortization during the year by streamlining certain loss-making businesses including the gaming business in Japan, improving corporate overhead efficiency and overall productivity level, and restructuring its defined benefit schemes. The Group recognized some development costs for its wireless broadband business in the UK which offset a portion of the savings in total operating costs.

EBITDA3

Group EBITDA for the year ended December 31, 2004 decreased 11% year-on-year to HK$6,552 million. The decrease was primarily attributable to the lower EBITDA contribution from TSS, partially offset by a more significant contribution from Bel-Air sales, and a reduction in EBITDA loss from the Group’s business in Japan and from cost savings in corporate overhead.

Group EBITDA margin for the year ended December 31, 2004 narrowed to 29%. This was primarily due to a lower TSS EBITDA margin as a result of the change in business mix and the marketing and customer acquisition costs in relation to the new products and services incurred in 2004. The decrease in TSS margin was partially offset by a higher margin contribution from Bel-Air sales.

REACH

Reach Ltd. (“REACH”), a 50:50 venture with Telstra, generated HK$6,300 million (2003: HK$7,036 million) in revenue and HK$783 million (2003: HK$733 million) in EBITDA for the year ended December 31, 2004. REACH continues to operate in a difficult environment and the industry is expected to remain challenging for some time. Prices for international voice and data carriage have been falling and the growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions. REACH is continuing to focus on core business and cost containment. In addition, a suite of new IT systems platforms have been progressively introduced to enhance operational performance and customer satisfaction.

In June 2004, the Company and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the amended US$1,500 million syndicated term loan facility (the “REACH Term Facility”) for approximately US$311 million (approximately HK$2,425 million). The Company’s 50% share was approximately US$155.45 million (approximately HK$1,213 million). Management believed that the restructuring plan was in line with other similar agreements in the undersea cable sector and reflected the difficult economic reality of the industry. The arrangement strengthened REACH’s financial position by reducing the cash flow burden of interest paid to the syndicate of banks. REACH’s business continuity would also be more secure thereby allowing it to continue to focus on improving efficiency and competitiveness.

In 2003, the Group performed an impairment assessment of its interests in REACH and wrote down its total investment to zero. As a result, no equity profit/loss pick up from REACH was required by the Group in 2004.

Net Finance Costs

Net finance costs for the year ended December 31, 2004 decreased 9% to HK$1,929 million, in line with the 10% decrease in Net Debt1. The Group prudently managed its debt profile and the interest rate risk by moving the majority of debt from floating to fixed rates. Average cost of debt increased to 6.1% from 5.6% year-on-year.

Taxation

Taxation for the year ended December 31, 2004 decreased 16% to HK$981 million. Under the current tax system in Hong Kong, there is no group loss relief on Hong Kong and overseas operating losses. Furthermore, the Group’s financing costs, to the extent that they are attributable to the acquisition of PCCW-HKT Limited (“HKT”) and other companies, are not tax deductible. Excluding these factors, the Group has an effective tax rate which is approximately the statutory tax rate of 17.5% . Management will continue to review and minimize the overall tax costs, subject to the constraints of the existing Hong Kong tax rules.

Profit Attributable to Shareholders

Profit attributable to shareholders in 2004 was HK$1,638 million compared to a loss of HK$6,100 million in 2003 primarily due to the significant asset and investment impairment losses recorded and operating loss picked up from REACH in the previous year.

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to deleverage and reduced Net Debt1 by 10% to HK$26,200 million as at December 31, 2004 from HK$29,131 million a year ago. Weighted average maturity was about 6 years. As at December 31, 2004, HKTC had a total of HK$10,800 million committed medium-term revolving credit facilities which remained undrawn at year end.

As part of the REACH restructuring plan, the Company paid approximately US$155.45 million (approximately HK$1,213 million) for a 50% share of the REACH Term Facility in June 2004. For details, see “REACH” section.

The remaining construction costs of the Cyberport project, including Bel-Air, is fully funded by the total sales proceeds received. In August 2004, the first portion of the surplus proceeds was allocated between the Government and PCCW of approximately HK$1,675 million and HK$920 million respectively.

During the year, the Group established PCPD as a separately listed company and entered into several share placement transactions. A total of 687 million old PCPD shares were placed and 118 million new PCPD shares were issued, generating approximately HK$2,001 million of gross proceeds.

Subsequent to the year end, PCCW Tower, the Group’s headquarters in Hong Kong, was disposed of in February 2005 at a cash consideration of HK$2,808 million.

On March 16, 2005, the strategic alliance transaction between the Company and China Netcom Group has been approved by the shareholders of PCCW. China Netcom Group has agreed to pay approximately HK$7.9 billion in cash for a 20% stake in the enlarged issued share capital of the Company. Subject to the Group’s capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5 billion of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group’s debt and general corporate purposes.

The Directors consider that it is not meaningful to publish a gearing ratio for the Group until such time as the Group is in a positive shareholders' equity position.

Credit Ratings of HKTC

As of December 31, 2004, HKTC had investment grade ratings with Standard & Poor’s Ratings Services (BBB/CreditWatch Developing), Moody’s Investors Service (Baa2/stable) and Fitch Ratings (BBB+/stable). On August 27, 2004, Standard & Poor’s placed the rating of HKTC on CreditWatch with developing implications in view of the potential strategic alliance between the Company and China Netcom Group. All the rating agencies affirmed their ratings after the Company and China Netcom Group jointly announced their strategic alliance in January 2005.

CAPITAL EXPENDITURE

Capital expenditure for the year ended December 31, 2004 remained stable at HK$1,972 million. The majority of capital expenditure was spent on new initiatives including now Broadband TV, UK Broadband project, NGFL services, broadband access lines, and data services.

PCCW has made significant investment in its communications network in previous years. This has included the upgrade and expansion of network coverage,

and building a platform for broadband and fast developing IP initiatives. Besides on-going core network expansion, the capital expenditure in 2005 will include overseas network projects and other new products and services. PCCW will continue to invest prudently, using criteria including internal rate of return, net present value and payback period.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a subcommittee of the Executive Committee of the Board of Directors, determines appropriate risk management activities undertaken with the aim of managing prudently, the market risk associated with transactions undertaken in the normal course of the Group's business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group's financial results. Costs associated with entering into such contracts are not material to the Group's financial results.

CHARGE ON ASSETS

As at December 31, 2004, certain assets of the Group with an aggregate carrying value of HK$67 million (2003: HK$4,188 million) were pledged to secure loan and borrowing facilities utilized by the Group. Certain other investments, with an aggregate value of HK$224 million (2003: HK$246 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002. The Group’s interest in REACH was also used to secure the amended US$54 million 5% mandatory convertible note due 2005.

CONTINGENT LIABILITIES

As at December 31,	2004	2003
HK$ million
Performance guarantee	129	130
Others	119	125

	248	255

Apart from the above, on April 23, 2002, a writ of summons was issued against HKT, an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$103 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defence was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the Directors consider that HKT has valid defences and therefore no provision has been made.

HKTC has been in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) regarding the deductibility of certain interest payments totaling

HK$1,708 million in the current and previous year’s tax computations. Subsequent to the balance sheet date, HKTC received official notification from the IRD in respect of its intention to disallow the deduction of interest payments in dispute and to issue additional assessments. The Directors consider that their grounds for claiming the deduction are reasonable and will lodge a formal objection to the IRD against the additional assessments and accordingly no provision for taxation has been made in the financial statements of the Group.

HUMAN RESOURCES

As at December 31, 2004, the Group had approximately 12,248 employees (2003: 12,510). The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company's business performance targets. Payment of bonuses was generally based on achievement of revenue and EBITDA targets for the Company's individual businesses and the Group as a whole. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

DIVIDENDS

The Board of Directors has recommended the payment of a final dividend of 9.6 HK cents per share (2003: Nil) for the year ended December 31, 2004 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting. An interim dividend of 5.5 HK cents per share (2003: Nil) was paid by the Company on November 25, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from May 19, 2005 to May 23, 2005 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend of 9.6 HK cents per share, all transfers, accompanied by the relevant share certificates, should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on May 18, 2005. Dividend warrants will be despatched on or around May 31, 2005.

OUTLOOK

PCCW is seeking to maximize in 2005 the advantages afforded by the new strategic alliance with China Netcom Group and the new Fixed Carrier licence in Hong Kong. The Group aims to continue bringing more new products to the market while maintaining strict cost controls.

Following the regulator’s decision to grant us a new ex-post licence, the Group will be targeting to win back customers lost to competitors. Management is confident that this will be another year of substantially reducing fixed-line loss and stabilizing core revenue, while continuing to grow the NETVIGATOR broadband and now Broadband TV businesses.

In the UK, the Group’s wireless broadband business will continue to expand its coverage area. Management will take a prudent and cautious approach commensurate with market demand and technology enhancement.

PCCW and China Netcom Group have established joint working groups to actively explore opportunities in broadband, property redevelopment, Yellow Pages, and international business. The working groups have engaged in intensive discussions, and reached agreement on several key principles on how to jointly develop the business in China (subject to PRC regulations and necessary consents). The Group will continue to work closely with China Netcom Group on opportunities for cooperation and joint investment - in mainland China and internationally.

While investing into mainland China and the UK to increase our potential for earnings growth, the Group will continue to focus on the core business in Hong Kong, both stabilizing traditional businesses and building new lines of business.

2005 will be a year of further progress toward enhancing shareholder value.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended December 31, 2004, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities.

AUDIT COMMITTEE

The Company’s Audit Committee has reviewed the audited consolidated financial statements of the Group for the year ended December 31, 2004.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Throughout the year ended December 31, 2004, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on the Stock Exchange in force prior to January 1, 2005 save that non-executive Directors of the Company are not appointed for a specific term of office, but are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company’s Articles of Association.

PUBLICATION OF FINAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules in force prior to March 31, 2004, which remain applicable to results announcements in respect of accounting periods commencing before July 1, 2004, under the transitional arrangements, will be published on the website of the Stock Exchange in due course. In addition, the Company’s Annual Report for the financial year ended December 31, 2004 will be dispatched to the shareholders of the Company on or around April 22, 2005.

By order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, March 30, 2005

The Directors as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Director:
Sir David Ford, KBE, LVO

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Forward-Looking Statements

This announcement contains certain forward-looking statements. The words “believe”, “intend”, “is confident”, “expect”, “anticipate”, “project”, “estimate”,

“predict” and similar expressions are intended to identify forward-looking statements. These statements are not historical facts or guarantees of future performance. Actual results could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are based on PCCW's current assumptions and expectations and are subject to risks and uncertainties that could significantly affect expected results. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements are discussed herein and in PCCW's reports furnished to or filed with the United States Securities and Exchange Commission (“SEC”), including, but not limited to the section “Forward-Looking Statements” and certain other sections of PCCW's 2003 Annual Report on Form 20-F filed with the SEC on June 28, 2004 and PCCW's 2004 Interim Report on Form 6-K furnished with the SEC on October 5, 2004.

Item 3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

COMPLETION OF THE SUBSCRIPTION
APPOINTMENT OF DIRECTORS
CONNECTED TRANSACTION

The Board of Directors of PCCW Limited is pleased to announce that China Netcom Corporation (BVI) Limited, an indirect wholly-owned subsidiary of China Network Communications Group Corporation, completed its subscription for 1,343,571,766 new shares in PCCW Limited on 1 April 2005.

The Board of Directors of PCCW Limited is also pleased to announce that Mr Zhang Chunjiang, Dr Tian Suning and Dr Fan Xingcha have been appointed as Non-Executive Directors of PCCW Limited with effect from 1 April 2005.

On completion of the Subscription, China Netcom Corporation (BVI) Limited became a substantial shareholder and connected person (as defined in the Listing Rules) of PCCW Limited. Accordingly, China Network Communications Group Corporation and its subsidiaries and associates (the “China Netcom Group”) are connected persons of PCCW Limited and transactions between PCCW Limited or its subsidiaries (the “Group”) and the China Netcom Group will constitute connected transactions for the Company under the Listing Rules. There is an existing business arrangement between the Group and the China Netcom Group, which will continue after completion of the Subscription. This connected transaction is exempt from the requirement for independent Shareholders’ approval.

INTRODUCTION

This announcement is made further to the joint announcement dated 20 January 2005 made by PCCW Limited (the “Company”) and China Network Communications Group Corporation (“China Netcom”) and the circular dated 14 February 2005 (“Circular”) issued and sent by the Company to Shareholders in relation to, among other things, the proposed increase of authorised share capital and the issue of new shares to a wholly-owned subsidiary of China Netcom. Unless otherwise stated, terms defined in the Circular have the same meaning in this announcement.

COMPLETION OF THE SUBSCRIPTION

The Board of Directors (the “Board”) of the Company is pleased to announce that the Subscription was completed on 1 April 2005. China Netcom Corporation (BVI) Limited (“China Netcom (BVI)”), an indirect wholly-owned subsidiary of China Netcom, subscribed for 1,343,571,766 new Shares, representing approximately 20% of the Company’s enlarged issued share capital.

APPOINTMENT OF DIRECTORS

The Board is also pleased to announce that, in accordance with the terms of the Subscription Agreement which entitles China Netcom to nominate three Directors, Mr Zhang Chunjiang (“Mr Zhang”), Dr Tian Suning (“Dr Tian”) and Dr Fan Xingcha (“Dr Fan”) have been appointed as Non-Executive Directors with effect from 1 April 2005. Mr Zhang, Dr Tian and Dr Fan have also been appointed to a number of committees of the Company with effect from 1 April 2005. Mr Zhang has been appointed as a member of the Nomination Committee and the Regulatory Compliance Committee of the Company. Dr Tian has been appointed a Deputy Chairman of the Board and a member of the Executive Committee and the Remuneration Committee of the Company. Dr Fan has been appointed as a member of the Finance and Management Committee of the Company.

Mr Zhang Chunjiang, aged 46, is the Executive Chairman and an Executive Director of China Netcom Group Corporation (Hong Kong) Limited (“CNC HK”), a company listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). He has also served as President of China Netcom Group since May 2003. Prior to joining China Netcom Group, Mr Zhang served as Vice Minister of the Ministry of Information Industry of the PRC (“MII”) and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003. From August 1993 to December 1999, Mr Zhang held a series of senior-level positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former Ministry of Posts and Telecommunications of the PRC (“MPT”) and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration Bureau, Director of Mobile Communications Administration Bureau of the MPT and Deputy Director of Telecommunications Administration Bureau of the MII. Mr Zhang is a senior engineer and has extensive experience in telecommunications management, operations and technology. Mr Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor’s degree in telecommunications.

Dr Tian Suning, aged 41, is an Executive Director and the Chief Executive Officer of CNC HK. He has also served as Vice President of China Netcom since April 2002. Since 1999, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and CNC HK. Since March 2003, he has also served as the Chief Executive Officer of Asia Netcom Corporation Limited. Prior to joining China Netcom (Holdings) Company Limited, Dr Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a NASDAQ-listed company providing software and networking solutions in China. Dr Tian has extensive experience and knowledge in the telecommunications industry and international financing and acquisitions. Dr Tian received a Ph.D. in natural resources management from Texas Tech University in 1992, an M.S. degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988, and a B.S. degree in environmental biology from Liaoning University in 1985. Dr Tian is also a director of AsiaInfo Holdings Inc., a NASDAQ-listed company, Trend Micro Inc., a company listed in the Tokyo Stock Exchange and an independent director of TCL Corporation, a company listed on the Shenzhen Stock Exchange.

Dr Fan Xingcha, aged 39, is the Chief Financial Officer of CNC HK. Since April 2000, Dr Fan has served as Vice President of Strategy and Business Development and Executive Vice President of Operations of China Netcom (Holdings) Company Limited, and Chief Financial Officer of CNC HK. Dr Fan has also served as Chief Financial Officer of Asia Netcom Corporation Limited since March 2003. Prior to joining China Netcom (Holdings) Company Limited, Dr Fan was a senior consultant of McKinsey & Company in its Shanghai office. Dr Fan received a Ph.D. degree in computer science from Flinders University in 1996 and a master’s degree in electrical engineering from Southeast University in China in 1987.

Other than the positions referred to above held within the China Netcom group of companies, Mr Zhang, Dr Tian and Dr Fan do not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. They do not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract entered into between Mr Zhang, Dr Tian or Dr Fan and the Company. Pursuant to the Company’s Articles of Association, they are subject to retirement by rotation and will be eligible for re-election at the annual general meetings of the Company. Each of Mr Zhang, Dr Tian and Dr Fan will receive director’s fee of HK$200,000 per annum which is subject to review by the Board from time to time pursuant to the power given to it under the Articles of Association of the Company.

Save as disclosed above, there are no other matters related to the appointment of Directors of the Company that need to be brought to the attention of the shareholders of the Company.

CONNECTED TRANSACTION

On completion of the Subscription, China Netcom (BVI), an indirectly wholly-owned subsidiary of China Netcom, became a substantial shareholder and connected person of the Company. Accordingly, members of the China Netcom Group are connected persons (as defined in the Listing Rules) of the Company and transactions between the Group and the China Netcom Group will constitute connected transactions for the Company under the Listing Rules. The following business arrangement between the Group and the China Netcom Group will continue after completion of the Subscription.

On 12 September 1995, PCCW-HKT Limited (then known as Hong Kong Telecommunications Limited) (“HKTL”) entered into a Memorandum of Agreement on the financial arrangement for the purchase of equipment (“Memorandum”) with the Ministry of Posts & Telecommunications (“MPT”) of the People’s Republic of China (“PRC”) in support of the Beijing-Jiujiang-Guangzhou Optical Fibre Cable System Project (the “Project”).

Under the Memorandum, HKTL agreed to provide financing of up to US$70 million to MPT (the “Loan”). The Loan is repayable in 20 equal half-yearly instalments over 10 years, with a two-year grace period and a fixed interest rate of 4% per annum payable on the amount of the outstanding balance. The Loan is to be used to settle the equipment purchases for the Project. The first principal repayment date was 31 May 1998 and thereafter principal and interest is required to be paid once every 6 months.

On 31 August 1998, a supplemental agreement was entered between MPT and HKTL (the “Supplemental Agreement”), under which the total loan amount of US$70 million was divided into two phases. For phase 1, the amount of US$45,445,914 had been fully drawn and the remaining balance of US$24,554,086 would be treated as the phase 2 Loan.

On 21 June 1999, MPT, HKTL, the Ministry of Information Industry of the People’s Republic of China (“MII”), and the Directorate General of Telecommunications P&T, China (the “DGT”) entered into a novation agreement (the “Novation”) to novate all the rights and obligations under the Memorandum and the Supplemental Agreement to DGT. Due to the reform of the institutions under the State Council of the PRC on 10 March 1998, MII was created to replace and take over the administrative functions and powers of MPT. Consequently MII assumed all the rights, indebtedness, obligations and liabilities of MPT. Under the Novation, MII and MPT nominated DGT to assume all the rights and obligations under the Loan.

On 8 December 2003, HKTL, China Telecommunications Corporation (“CTC”), previously known as DGT, and China Netcom entered into another novation agreement (the “Second Novation”). Under the Second Novation, China Netcom assumed the rights and obligations under the Loan.

The final repayment of the Loan is due on 31 May 2010. The current outstanding principal amount of the Loan is US$18.06 million, which exceeds 0.1% but is less than 2.5% of the relevant percentage ratios under Rule 14A.32 of the Listing Rules. Accordingly, the arrangement described above is only subject to reporting and announcement requirements under Chapter 14A of the Listing Rules.

GENERAL

The Company is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. The Company provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); information technology solutions and services and infrastructure.

China Netcom is a state-owned enterprise established under the laws of the PRC. It is principally engaged in the provision of telecommunications services in the PRC and is the holder of approximately 70.5% of CNC HK, whose shares are listed and traded on the Stock Exchange.

CNC HK is the dominant provider of fixed-line telecommunications services, broadband and other internet-related services, and business and data communications services in the northern service regions in the PRC of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province. It also provides telecommunications services primarily targeted at business and residential customers in selected high-density areas in the southern service regions in the PRC of Shanghai Municipality and Guangdong Province. In addition, CNC HK operates an extensive network and offers international data services in the Asia-Pacific region. China Netcom retains the ownership of, and continues to control most aspects of the operation of, the fixed-line telecommunications networks outside the northern and southern service regions of CNC HK and provides telecommunications services in mainland China using those networks.

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 1 April 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman); Dr Fan Xingcha

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP;
Aman Mehta; The Hon Raymond George Hardenbergh Seitz